UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BBV Vietnam S.E.A. Acquisition Corp.
(Name of Issuer)
Common Stock, $.0001 par value per share
(Title of Class of Securities)
Y0764A114
(CUSIP Number)
Scott R. Zemnick, Esq.
Victory Park Capital Advisors, LLC
227 West Monroe Street, Suite 3900
Chicago, Illinois 60606
(312) 705-2786
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 8, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y0764A114

1	NAMES OF REPORTING PERSONS Victory Park Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,940,349

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,940,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,940,349

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	28.77%**

14	TYPE OF REPORTING PERSON

	OO
** This calculation is based on 6,468,750 shares of common stock (“Common Shares”) of BBV Vietnam S.E.A. Acquisition Corp. (the “Issuer”) outstanding as of January 28, 2010 as reported in the Issuer’s definitive proxy statement plus the issuance of an aggregate of 275,000 additional Common Shares pursuant to agreements by the Issuer entered into with Victory Park Credit Opportunities Master Fund Ltd. and other institutional investors, respectively, on February 8, 2010.

CUSIP No.	Y0764A114

1	NAMES OF REPORTING PERSONS Victory Park Credit Opportunities Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,940,349

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,940,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,940,349

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	28.77%**

14	TYPE OF REPORTING PERSON

	OO
** This calculation is based on 6,468,750 shares of common stock (“Common Shares”) of BBV Vietnam S.E.A. Acquisition Corp. (the “Issuer”) outstanding as of January 28, 2010 as reported in the Issuer’s definitive proxy statement plus the issuance of an aggregate of 275,000 additional Common Shares pursuant to agreements by the Issuer entered into with Victory Park Credit Opportunities Master Fund Ltd. and other institutional investors, respectively, on February 8, 2010.

CUSIP No.	Y0764A114

1	NAMES OF REPORTING PERSONS Jacob Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,940,349

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,940,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,940,349

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	28.77%**

14	TYPE OF REPORTING PERSON

	OO
** This calculation is based on 6,468,750 shares of common stock (“Common Shares”) of BBV Vietnam S.E.A. Acquisition Corp. (the “Issuer”) outstanding as of January 28, 2010 as reported in the Issuer’s definitive proxy statement plus the issuance of an aggregate of 275,000 additional Common Shares pursuant to agreements by the Issuer entered into with Victory Park Credit Opportunities Master Fund Ltd. and other institutional investors, respectively, on February 8, 2010.

CUSIP No.	Y0764A114

1	NAMES OF REPORTING PERSONS Richard Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,940,349

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,940,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,940,349

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	28.77%**

14	TYPE OF REPORTING PERSON

	IN
** This calculation is based on 6,468,750 shares of common stock (“Common Shares”) of BBV Vietnam S.E.A. Acquisition Corp. (the “Issuer”) outstanding as of January 28, 2010 as reported in the Issuer’s definitive proxy statement plus the issuance of an aggregate of 275,000 additional Common Shares pursuant to agreements by the Issuer entered into with Victory Park Credit Opportunities Master Fund Ltd. and other institutional investors, respectively, on February 8, 2010.

Item 1. Security and Issuer
This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.0001 per share (the “Common Shares”), of BBV Vietnam S.E.A. Acquisition Corp., a Marshall Islands corporation (the “Issuer”). The address of the principal executive office of the Issuer is 61 Hue Lane, HaiBa Trung District, Hanoi, Vietnam.
Item 2. Identity and Background
(a), (f)	This Schedule 13D is being filed by: (i) Victory Park Capital Advisors, LLC, a Delaware limited liability company (“Capital Advisors”); (ii) Victory Park Credit Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Fund”); (iii) Jacob Capital, L.L.C., an Illinois limited liability company (“Jacob Capital”); and (iv) Richard Levy, a citizen of the United States of America (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated February 12, 2010, a copy of which is attached hereto as Exhibit 2.

(b)	The business address of each of the Reporting Persons, other than the Fund, is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606. The business address for the Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1 9002 Cayman Islands.

(c)	The principal business of Capital Advisors is serving as investment manager for the Fund, which is the record holder of the Common Shares reported on the cover pages hereof (the “Subject Shares”). Jacob Capital’s principal business is serving as the manager of Capital Advisors. The principal occupation of Richard Levy is serving as the sole member of Jacob Capital.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The Fund purchased the Subject Shares (other than 132,660 shares transferred to the Fund as part of the fees as described in Item. 6 below) for a total consideration of approximately $14,461,512. The source of funds for such transaction was derived from the capital of the Fund.
Item 4. Purpose of Transaction
The Issuer has stated in filings with the Securities and Exchange Commission that it was formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, an operating business. As described in the Issuer’s definitive proxy statement included in a Form 6-K filed on January 29, 2010 with the Securities and Exchange Commission, the Issuer is currently seeking approval from holders of its Common Shares of proposed amendments to its certificate of incorporation (the “Extension Proposal”) to extend the time in which it must complete a business combination before it is required to be liquidated and grant conversion rights to holders of its public Common Shares in connection with such vote to approve the Extension Proposal. The purpose of the Extension Proposal is to allow the Issuer more time to complete its proposed business combination (the “Business Combination”) with Migami, Inc. pursuant to a letter of intent dated as of July 23, 2009 (the “Letter of Intent”).

As part of these arrangements, Migami negotiated with the Reporting Persons and another institutional investor to explore the means by which a sufficient number of the Issuer’s public Common Shares could be purchased through negotiated private transactions with the voting of such shares by such institutional investors to be in favor of the Extension Proposal. Accordingly, on February 8, 2010, the Issuer entered into a definitive stock purchase agreement with the Fund and Migami, pursuant to which the Fund purchased 1,807,689 shares of the Issuer’s common stock from third parties in privately negotiated transactions at a purchase price of $8.00 per share, which price approximates the estimated liquidation distribution per share as Issuer’s common stockholders might receive in the event stockholders did not approve the Extension Proposal and the Issuer were forced to liquidate. Pursuant to the stock purchase agreement with the Issuer, on the earliest to occur of: (i) the first date any funds are disbursed from the Issuer’s trust account, except if the Extension Proposal is approved, for disbursements to Company stockholders who exercise their conversion rights on or prior to February 12, 2010, (ii) February 18, 2010 if the Extension Proposal is not approved, (iii) the fifth business day after the proposed business combination with Migami is abandoned, (iv) the third business day after the proposed business combination with Migami is approved by the Issuer’s stockholders and (v) February 22, 2010 (subject to extension to April 19, 2010 if certain funds are deposited by Migami into an escrow account for the benefit of the Fund and the other investors), the Issuer has agreed to purchase from the Fund the shares of the Issuer’s common stock purchased from third parties at a price equal to the aggregate purchase price paid to acquire the Common Shares plus 2.25%, provided such sale occurs within 30 days of purchase. If the purchase occurs after the 30th day from the date of purchase, the Issuer and Migami will pay an additional amount equal to 2.25% of the aggregate purchase price for each 30 day period (prorated for the actual numbers of days the shares are held). Notwithstanding the foregoing, however, if the business combination with Migami is not consummated, the Issuer shall not be obligated to pay the Fund more than the liquidation price per share. Additionally, the Issuer shall deliver to the Fund 132,660 shares of its common stock in connection with the execution of the agreement, 108,540 additional shares in the event the proposed business combination with Migami is consummated any time between the 31st and 60th day following execution of the agreement and an additional 3,216 shares on each 30th day thereafter (payable on a pro rata basis for any periods less than 30 days) until the day of the stockholder meeting at which the business combination with Migami is voted on. All such additional shares must be delivered prior to such stockholder meeting.
In connection with the transaction effecting such purchases, the Issuer advised the Reporting Persons that, together with another institutional investor, they now control sufficient voting power of outstanding Common Shares to approve the Extension Proposal being voted on at the special meeting scheduled for February 12, 2010 for such purpose. In connection with such purchases, the Fund appointed John Park and Eric Zachs as its proxies (to the extent the Fund has the right to vote such shares) for the purpose of voting at the meeting to approve the Extension Proposal.
Item 5. Interest in Securities of the Issuer
(a), (b) Based upon the definitive proxy statement of the Issuer, 6,468,750 Common Shares were outstanding as of January 28, 2010. In addition, the Issuer has agreed to issue an aggregate of 275,000 additional Common Shares pursuant to agreements by the Issuer entered into with the Fund and other institutional investors, respectively, on February 8, 2010. Based on the foregoing, the Subject Shares represented approximately 28.77% of the Common Shares outstanding.
Capital Advisors, as the investment manager of the Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the manager of Capital Advisors, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, Richard Levy may be deemed to be the beneficial owner of the Subject Shares for purposes of this Schedule 13D. Capital Advisors, Jacob Capital and Richard Levy disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.
The Reporting Persons acquired the Subject Shares simultaneously with the acquisition of 1,875,000 Common Shares by another institutional investors. The Reporting Persons have no affiliation with such institutional investors. The Reporting Persons disclaim beneficial ownership of the Common Shares purchased by such institutional investors and such institutional investors disclaim beneficial ownership of the Common Shares purchased by the Reporting Persons.
(c) On February 9, 2010, the Fund purchased 1,807,689 Common Shares for a purchase price of $8.00 per share from stockholders of the Issuer in privately negotiated transactions. In addition, simultaneously therewith, the Issuer agreed to issue and deliver to the Fund an aggregate of 132,660 Common Shares.
(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares covered by this Schedule 13D.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On February 8, 2010, the Issuer entered into a definitive stock purchase agreement with the Fund and Migami, pursuant to which the Fund purchased 1,807,689 shares of the Issuer’s common stock from third parties in privately negotiated transactions at a purchase price of $8.00 per share, which price approximates the estimated liquidation distribution per share as Issuer’s common stockholders might receive in the event stockholders did not approve the Extension Proposal and the Issuer were forced to liquidate. Pursuant to the stock purchase agreement with the Issuer, on the earliest to occur of: (i) the first date any funds are disbursed from the Issuer’s trust account, except if the Extension Proposal is approved, for disbursements to Company stockholders who exercise their conversion rights on or prior to February 12, 2010, (ii) February 18, 2010 if the Extension Proposal is not approved, (iii) the fifth business day after the proposed business combination with Migami is abandoned, (iv) the third business day after the proposed business combination with Migami is approved by the Issuer’s stockholders and (v) February 22, 2010 (subject to extension to April 19, 2010 if certain funds are deposited by Migami into an escrow account for the benefit of the Fund and the other investors), the Issuer has agreed to purchase from the Fund the shares of the Issuer’s common stock purchased from third parties at a price equal to the aggregate purchase price paid to acquire the Common Shares plus 2.25%, provided such sale occurs within 30 days of purchase. If the purchase occurs after the 30th day from the date of purchase, the Issuer and Migami will pay an additional amount equal to 2.25% of the aggregate purchase price for each 30 day period (prorated for the actual numbers of days the shares are held). Notwithstanding the foregoing, however, if the business combination with Migami is not consummated, the Issuer shall not be obligated to pay the Fund more than the liquidation price per share. Additionally, the Issuer shall deliver to the Fund 132,660 shares of its common stock in connection with the execution of the agreement, 108,540 additional shares in the event the proposed business combination with Migami is consummated any time between the 31st and 60th day following execution of the agreement and an additional 3,216 shares on each 30th day thereafter (payable on a pro rata basis for any periods less than 30 days) until the day of the stockholder meeting at which the business combination with Migami is voted on. All such additional shares must be delivered prior to such stockholder meeting.
In connection with such purchases, the Fund appointed John Park and Eric Zachs as its proxies (to the extent the Fund has the right to vote such shares) for the purpose of voting at the meeting to approve the Extension Proposal.
To the knowledge of the Reporting Persons, except as described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
1.	Stock Purchase Agreement, dated February 8, 2010 between the Issuer and Victory Park Credit Opportunities Master Fund, Ltd.

2.	Joint Filing Agreement, dated as of February 12, 2010, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2010

VICTORY PARK CAPITAL ADVISORS, LLC

By:	Jacob Capital, L.L.C., its Manager
By:	/s/ Richard Levy

	Name:	Richard Levy
	Title:	Sole Member

VICTORY PARK CREDIT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Richard Levy

	Name:	Richard Levy
	Title:	Attorney-in-Fact

JACOB CAPITAL, L.L.C.

By:	/s/ Richard Levy

	Name:	Richard Levy
	Title:	Sole Member

RICHARD LEVY

/s/ Richard Levy

Richard Levy

EXHIBIT INDEX
1.	Stock Purchase Agreement, dated February 8, 2010 between the Issuer and Victory Park Credit Opportunities Master Fund, Ltd.

2.	Joint Filing Agreement, dated as of February 12, 2010, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.